Prospectus Supplement No. 8	Filed pursuant to Rule 424(b)(2)
(Prospectus Supplement No. 1 dated July 16, 2009	Registration Statement No. 333-159880
and Prospectus dated July 8, 2009)
DIGITAL ANGEL CORPORATION
148,442 Shares of Common Stock
          Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying base prospectus, we are offering 148,442 shares of common stock to YA Global Master SPV Ltd., or YA Global, at a price of approximately $1.01 per share, pursuant to our previously announced Standby Equity Purchase Agreement, or SEDA, dated July 10, 2009 with YA Global. The shares are being issued as part of the commitment by YA Global to purchase from time to time, at our option, up to $5,000,000 of shares of our common stock pursuant to the SEDA as described in Prospectus Supplement No. 1. We expect to issue the shares to YA Global on or about September 14, 2009.
          In addition to our issuance of common shares to YA Global pursuant to the SEDA, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by YA Global to the public. YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.
          Our common stock is quoted on the Nasdaq Capital Market under the symbol “DIGA.” On September 11, 2009, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.06 per share. After giving effect to the issuance of the shares described in this prospectus supplement, YA Global has purchased an aggregate of 516,618 shares of our common stock under the SEDA and received 87,788 shares to pay the SEDA commitment fee. We have offered only these securities pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period.
Investing in our securities involves a high degree of risk.
See “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is September 14, 2009.

THE OFFERING

Securities offered	148,442 shares of common stock of Digital Angel Corporation.

Purchaser	YA Global Master SPV Ltd., pursuant to the Standby Equity Distribution Agreement dated July 10, 2009.

Purchase price	$150,000

Settlement date	On or about September 14, 2009.

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes. See “Use of Proceeds” in the accompanying prospectus supplement.

Nasdaq Capital Market Symbol for our common stock	DIGA

Resale	This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of shares by YA Global to the public. See “Plan of Distribution” in the accompanying prospectus supplement.